FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2007

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Publicly-held Company
Corporate Taxpayer’s ID (CNPJ/MF) 47.508.411/0001 -56

NOTICE TO SHAREHOLDERS

Companhia Brasileira de Distribuição (“Company”), in compliance with provision in CVM Instruction 358, as of January 3, 2002, announces to the market and the investors in general that at the Extraordinary General Meeting of the Company, held on July 30, 2007, the shareholders approved the Board of Directors’ proposal of reverse split of all shares representing the Company’s capital stock, pursuant to article 12 of Law 6,404/76, with the following characteristics:

Purpose: Based on article 12 of Law 6,404/76, the Reverse Split, in addition to complying with a requirement of the São Paulo Stock Exchange (Bovespa) addressed to all listed Companies, aims at standardizing the share price unit value, with a view to improving conditions for a higher liquidity of stock exchange securities.

Ratio: The reverse split will occur at the ratio of five hundred existing (500) shares for one (1) share of same type, thus, the capital stock will be represented by 227,770,986 non-par shares, of which 99,679,851 are common shares and 128,091,135 are preferred shares, and the Company’s capital stock amount remaining unaltered;

Procedure to Adjust the Ownership Position: In compliance with the relevant laws, especially the Law 6,404/76 and its amendments and CVM Instruction 323/2000, the Company established that in the period comprised between August 1, 2007 and August 31, 2007, the shareholders may, at their exclusive discretion, adjust their ownership positions, by means of negotiation through brokerage companies authorized to operate by the São Paulo Stock Exchange - BOVESPA;

Stock Exchange Trading: As of September 3, 2007 the shares issued by the Company shall be then traded as reverse split and priced in Reais per share;

Auction: After elapsing the term defined for the adjustment of ownership position on the part of shareholders, the fractions of remaining shares shall be detached, grouped in whole numbers and sold at auction to be held at BOVESPA on September 11,2007;

Payment to Shareholders: The amounts resulting from the auction sale will be credited to the checking accounts of shareholders owning fractions, as follows: (a) The shareholders who already registered bank data will have their amounts automatically credited; (b) the shareholders who do not have registered checking account must go to any branch of Banco Itaú, together with photographed identity card in order to be authorized to receive the amounts; (c) The amount corresponding to the sale of shares by shareholders, the shares of which are held in custody at the Brazilian Clearing and Depositary Corporation –CBLC, will be directly credited to that Company, which will be in charge of transferring it to shareholders through the Custody Agents; and (d) regarding those shareholders with outdated registry, the amount corresponding to the fraction will be maintained at the Company, made available to the respective shareholder for payment, exclusively by means of the submission of updated registry documentation in the electronic files of Banco Itaú S.A., trustee of shares, which may be made through any branch of Banco Itaú or through correspondence addressed to the “Unidade de Ações e Debêntures” (Unit of Shares and Debentures); and

Titleholders of American Depositary Receipt (ADRs): Concurrently with the reverse split operation, the shares/ADR ratio will be two (2) shares issued by the Company for one (1) ADR.

Clarifications in relation to the reverse split operation may be obtained via telephone: (55-11) 3886-0421 or via e-mail: gpa.ri@grupopaodeacucar.com.br.

São Paulo, July 30, 2007

Daniela Sabbag
Investor Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: July 30, 2007	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.